Exhibit 13

SENIOR SECURED DEMAND NOTES

Updated September 30, 2017

6% Senior Secured Demand Notes
Perpetual Maturity
Redeemable at Par with 30 Day Notice
Interest Only Payments Paid Monthly
Monthly Interest Reinvestment Option

9755 SW Barnes Road, Suite 420 ● Portland, OR 97225 ● 503-225-0300 ● invest@ironbridgelending.com

Dear Prospective Investor,

Thank you for your interest in evaluating an investment in Iron Bridge Mortgage Fund, our real estate redevelopment lending company (the “Company” or “Iron Bridge”).

The Company is proposing to conduct an offering of $50,000,000 of its Senior Secured Demand Notes (the “Senior Notes”). This summary provides an overview of the Company, a description of the proposed offering and the Company’s Senior Secured Demand Notes, answers to frequently asked questions, information about the Company’s management team and certain financial information, but does not contain all the information you should consider before deciding whether to purchase our Senior Notes. The Company intends to file an Offering Statement on Form 1-A for the Senior Note offering with the Securities and Exchange Commission and will thereafter deliver to prospective investors an Offering Circular that provides detailed information regarding the Company and the Senior Notes. References to “we,” “us” or “our” mean Iron Bridge Mortgage Fund, LLC.

If, upon review of these documents, you believe that an investment in the Company’s Senior Notes is something that would be of interest to you, please email us at invest@ironbridgelending.com to set up a call. We look forward to answering any questions you may have and hope to develop a long-term and mutually beneficial relationship.

Regards,

Gerard Stascausky, Managing Director	Sarah Stascausky, Managing Director
Iron Bridge Management Group LLC	Iron Bridge Management Group LLC

An Offering Statement on Form 1-A regarding the proposed offering of Senior Notes has not yet been filed with the SEC. No money or other consideration is currently being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an Offering Statement is qualified by the SEC, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor involves no obligation or commitment of any kind. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by law.

IRON BRIDGE MORTGAGE FUND, LLC

Overview

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company’s primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company’s economic interests.

For more information visit our website: www.ironbridgelending.com

Company Vision

We believe that the real estate finance industry is in the early stages of a major transformation that should create significant value for borrowers, investors and real estate finance companies. Technology and new securities laws should drive increased efficiency. For borrowers, this should mean lower interest rates and better service. For investors, this should mean superior risk-adjusted returns that are not available in the public markets. And for the innovative companies that lead this change, it should mean an opportunity to create value while effectively managing risk.

Management

Iron Bridge Management Group, LLC, an Oregon limited liability company, manages the Company as its manager (the “Manager”). The Manager has responsibility for the Company’s investment decisions and selecting, negotiating and administering the Company’s loans. The Manager is owned by Gerard Stascausky and operated by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004. The Manager’s principal office is located at 9755 SW Barnes Road, Suite 420, Portland, OR 97225, and its telephone number is 503-225-0300.

Senior Secured Demand Notes Offering Summary	Page 1

SENIOR SECURED DEMAND NOTES

Senior Note Offering

The Company is proposing to offer up to an aggregate of $50,000,000 in Senior Secured Demand Notes (“Senior Notes”) that represent a secured debt obligation of the Company at a price equal to the principal amount of such Senior Notes. A purchaser of Senior Notes is referred to herein as a “Senior Noteholder.” The minimum principal investment is $50,000; provided that the Manager, in its sole discretion, may waive this requirement with respect to any investor.

Use of Proceeds

The Company intends to use the net proceeds from the offering to fund loans (“Portfolio Loans”) to borrowers (“Portfolio Borrowers”) and to fund the Company’s operating expenses and obligations. The Company does not intend to use the net proceeds for the purpose of repurchasing Company equity interests or repaying Senior Notes or other debt obligations of the Company, but because of the nature of the Company’s cash flows, some proceeds from time to time may be used for such purposes.

Permitted Purchasers

Investors that are not “accredited investors,” as defined for purposes of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) will not be permitted to purchase more than 10% of the greater of the investor’s annual income or net worth (for natural persons) or revenue or net assets (for entities).

Maturity

Each Senior Note shall have a term commencing on the date of issue (“Issue Date”) and expiring on the Maturity Date. The “Maturity Date” is the date that is 30 days after the date that the Company receives the Senior Noteholder’s written demand for payment; provided that the Manager, in its sole discretion, may extend the Maturity Date by up to three months.

Interest

Each Senior Note will bear simple interest on the unpaid principal amount of the Senior Note at a rate of six percent (6%) interest per annum (the “Interest Rate”). The Interest Rate may be changed by the Company at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding. The Company will provide written notice to each Senior Noteholder before making any change in the Interest Rate (“Rate Change Notice”). The effective date of the change in Interest Rate for any Senior Note will be the date that is 90 days after the date of the Rate Change Notice. Accrued interest will be computed daily on the basis of a 365-day year and applied to the actual number of days for which the principal is outstanding.

Payment Terms

The Company will make monthly payments of accrued interest only on each Senior Note. Principal and accrued interest may be prepaid in whole or in part at any time without penalty. All payments shall be allocated first to payment of unpaid accrued interest, if any, then to unpaid principal. All unpaid accrued interest and unpaid principal will be due and payable on the Maturity Date.

In the event there are insufficient funds available to pay accrued interest and principal in full as they become due and payable, the Company will direct payment of such interest and principal pro rata among Senior Noteholders in accordance with the relative amounts of unpaid accrued interest and principal on the then-outstanding Senior Notes.

In the event that the Company is in default with respect to its Bank Borrowings, the Company may be precluded from making payments under the Senior Notes.

Senior Secured Demand Notes Offering Summary	Page 2

Security Interest

Senior Noteholders will be creditors of the Company and will maintain a security interest in all assets of the Company, superior to the interests of the holders of equity interests in the Company and the security interests of the holders of secured promissory notes that are subordinate to the Senior Notes (the “Junior Notes” or “Junior Noteholders”). The Senior Notes will be secured by all of the assets of the Company, including but not limited to bank accounts, Portfolio Loans, and personal property of the Company, whether tangible or intangible, either now owned or hereafter acquired (the “Collateral”) pursuant to the Security Agreement for the benefit of the Senior Noteholders between the Company and Carr Butterfield, LLC, as Collateral Agent (the “Security Agreement”). The Company has limited fixed, tangible assets and its primary assets are Portfolio Loans.

Other bank lenders, if any, may obtain a senior security interest in some or all of the Company’s assets as discussed below; however, total debt outstanding, including debt held by Senior Noteholders, Junior Noteholders and other bank lenders, may not exceed eighty percent (80%) of total assets.

Subordination

From time to time the Company may enter into other secured or unsecured lines of credit or other borrowings from unaffiliated lenders for the purpose of providing the Company with additional funds to make Portfolio Loans, for payment of operating expenses, or for other liquidity purposes (a “Bank Borrowing”). Senior Noteholders agree that a secured Bank Borrowing may have a security interest in all or some of the collateral securing a Senior Note that is senior in priority as to either or both its payment or exercise of remedies to the security interest of the Senior Noteholders under the Security Agreement. The Company is authorized by the Senior Noteholders to enter into such agreements and instruments with the lender of a Bank Borrowing on terms as required by the Company to effect the priority of the security interest and conditions to the enforcement rights of the senior lender under the Bank Borrowing with respect to the Collateral.

Transfer Restrictions; Liquidity

Investors will not be permitted to sell, assign, transfer, pledge, or otherwise dispose of all or any part of their Senior Notes in the Company, without the prior written consent of the Manager, which may be given or withheld in its sole discretion.

Reinvestment Program

In lieu of receiving payment of interest monthly, a Senior Noteholder may request reinvestment of interest payments at the time of the subscription for its Senior Note or in writing upon 30 days’ prior notice, subject to the investor suitability requirements discussed above. Upon acceptance of the request, in the sole discretion of the Company, monthly interest payments may be added to principal of the outstanding Senior Note as and when they come due (“Roll-over Interest”). Senior Noteholders who elect to have their monthly interest payments reinvested will benefit from monthly compounding.

Events of Default

An “Event of Default” will be deemed to have occurred under the Senior Notes upon the Company’s failure to pay interest or principal when due, any default under indebtedness that results in acceleration of the maturity of a material amount of indebtedness of the Company, any breach in any material respects of any material covenant or obligation of the Company under the Senior Notes or the related agreements, any representation or warranty made by the Company in the Senior Notes or the related agreements proving to be false in any material respect, or certain events involving bankruptcy or the appointment of a receiver. Upon an Event of Default, all unpaid principal and accrued interest, if any, shall become immediately due and payable either automatically in the event of a default because of events involving bankruptcy or the appointment of a receiver, or at the option of Senior Noteholders holding a majority of the principal of the outstanding Senior Notes (“Majority of Interest”). Individual Senior Noteholders, unless a Majority of Interest, will not be able to accelerate payment under the Senior Notes in the event of a default.

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Amendments to Senior Noteholder Agreements

No modification or waiver of any provision of the purchase agreement for the Senior Notes (the “Senior Note Purchase Agreement”), the Senior Notes or the Security Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and a Majority of Interest of Senior Noteholders.

Accounting and Reports to Senior Noteholders

Annual audited financials concerning the Company’s business affairs will be provided to Senior Noteholders. Each Senior Noteholder will receive a copy of the Company’s income statement, balance sheet and statement of cash flows prepared by an Independent Certified Public Accountant, along with the Senior Noteholder’s respective 1099-INT. The Company’s books and records are maintained on the accrual basis for accounting purposes and for reporting income and losses for federal income tax purposes. In addition, Senior Noteholders will receive (i) monthly interest statements related to their investment accounts, and (ii) quarterly financial reports, including portfolio metrics and unaudited financial statements.

The Company will also be required to file with the SEC annual, semiannual, and current event reports for at least one fiscal year and for so long as offers and sales of the Senior Notes are ongoing.

Senior Note Issuance

The Company currently anticipates issuing Senior Notes on or around February 1, 2018 (the “Initial Closing”). The Company may hold one or more additional closings in its discretion, and currently anticipates that additional closings will be held at various times each month after the Initial Closing, although there is no assurance that closings will be held monthly or that there will be additional closings.

Covenants

Among other covenants provided to Senior Noteholders, the Company has agreed that the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings, if any, may not exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”). In addition, the Company has agreed to (a) perfect the security interest of the Senior Noteholders; (b) require the Managing Directors to devote such amount of their business time to the operations of the Company and the Manager as is reasonably necessary to effectively manage the affairs of the Company and the Manager; (c) keep the Company books in accordance with GAAP and have such books audited at the end of each fiscal year; (d) transmit tax reporting information and certain financial statements to the Senior Noteholders; (e) use commercially reasonable efforts to prevent the structure of any co-lending activity from constituting an investment in a fractionalized mortgage, interest in a mortgage pool, tenancy in common, or other security; (f) make all mortgage loans in the United States and it territories; and (g) not sell or otherwise dispose of the Collateral, other than in the ordinary course of business. The Company also agrees not to amend the Operating Agreement in a manner that materially and adversely affects the Senior Noteholders, except to the extent approved by a Majority of Interest.

Senior Secured Demand Notes Offering Summary	Page 4

FREQUENTLY ASKED QUESTIONS

Why is Iron Bridge offering Senior Notes?

Iron Bridge Mortgage Fund’s capital structure is made up of two private investment programs, the Junior Notes and the Equity Program, each offering investors different investment options relative to risk, return and liquidity. The Senior Notes will be the third and newest investment program designed to provide investors the highest level of security and liquidity compared to the Company’s Junior Notes and Equity Program. The Senior Notes will also help Iron Bridge lower its blended cost of capital, which will allow the Company to make lower priced loans and attract higher quality Portfolio Borrowers.

What is unique about the Senior Notes?

Senior Notes have a perpetual maturity and are redeemable at par with 30-day notice to Iron Bridge, providing investors liquidity while minimizing reinvestment risk and interest rate risk. In addition, Senior Noteholders can add to their Senior Notes or withdraw from their Senior Notes intra-month, offering investors the ability to earn interest from the day Iron Bridge receives the funds through the day the funds are returned to the investor. It’s a great way for investors to earn an attractive rate of return on capital that might otherwise be sitting in the bank.

What are Bank Borrowings?

Iron Bridge has a $25 million line of credit with Western Alliance Bank, which is senior in security interest in all of the Company’s assets, including Senior Notes. The Company targets a line of credit utilization rate of 50-70%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

What are Junior Notes?

On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. Junior Notes will be subordinate to the Senior Notes and Bank Borrowings.

What is the Equity Program?

On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represents all of the Company’s equity and is a continuous offering that allows the Company to raise additional equity as needed. Equity is subordinate in security interest to Senior Notes, and investors are able to redeem equity units, subject to certain restrictions.

What is the Maximum Debt Covenant and how is it calculated?

The aggregate amount of debt provided by Senior Notes, Junior Notes and Bank Borrowings may not exceed eighty percent (80%) of total assets. The Maximum Debt Covenant restricts the total amount of debt the Company can assume and is designed to maintain a minimum buffer of equity protection for Senior Noteholders and Junior Noteholders. This equity protection is in addition to the loan-to-value protection provided by the real estate collateral securing the Portfolio Loans.

What is my security position in Iron Bridge as a Senior Noteholder?

The Senior Notes will be senior in security interest to the Company’s existing Junior Notes and Equity Program capital, and subordinate to the Company’s Bank Borrowings or any replacement or addition to such borrowings.

Senior Secured Demand Notes Offering Summary	Page 5

Specifically, Equity Program investors share in the profits of Iron Bridge but are only protected by the value of the real estate collateral securing the Company’s loan portfolio and are first at risk of capital loss should the value of the real estate collateral be insufficient to repay the loan portfolio. Junior Noteholders earn an 8% interest rate and are protected by the real estate collateral securing the loan portfolio and further protected by over $20 million in Equity Program capital, which would have to be charged off before a Junior Noteholder would lose any of their principal investment. The Senior Noteholders earn an 6% interest rate and are protected by the real estate collateral, over $20 million in Equity Program capital and further protected by over $28 million in Junior Notes, which would all have to be charged off prior to a Senior Noteholder losing any of their principal investment.

As of September 30, 2017, the pro forma interest coverage, “as-is” loan-to-value and “as-is” asset coverage would have been 8.2 times, 26% and 3.9 times, respectively. See “Pro Forma Interest Coverage, Loan-To-Value and Asset Coverage” graph for additional details.

How many loans has the Company made since inception and how did they perform?

As of September 30, 2017, the Company had originated 1,987 loans since inception (April 1, 2009) of which 1,708 had paid off and 32 had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 247 active Portfolio Loans. See the Company’s most recent quarterly report for management’s discussion and analysis of loan portfolio originations, payoffs and overall loan portfolio performance.

How much capital does the Company currently have invested in Portfolio Loans?

As of September 30, 2017, the unpaid principal balance of the Company’s loan portfolio was $73.3 million. The loan portfolio consisted of 247 active loans provided to 152 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 7% of the unpaid principal balance while the top 3 borrowers represented 15% of the unpaid principal balance. See the Company’s most recent quarterly report for management’s discussion and analysis of loan portfolio originations, payoffs and overall loan portfolio performance.

How long does the Manager intend to operate the company?

The Manager and its Principals intend to operate Iron Bridge for the foreseeable future.

How will the Company react to future changes in the housing market?

The private money lending industry has thrived in both increasing and decreasing real estate pricing environments and is not dependent on a high volume of distressed real estate sales, a restrictive lending environment or appreciating real estate values. The value of private money lending to a borrower is measured by the speed, specialization and quality of service provided by the lender. While the real estate environment will continue to change, Iron Bridge will adapt to those changes by shifting its loan portfolio to different geographic markets and adjusting loan programs and related underwriting guidelines.

Where does the Company source most of its loans?

The company has developed and continues to develop a network of real estate investors who have a need for private real estate financing to execute their investment strategies. These investors are professional home builders, developers, rehabbers, remodelers, or other real estate oriented professionals who utilize different techniques to acquire, improve and resell real property.

If Portfolio Loans become non-performing, what happens?

Iron Bridge underwrites each loan with the expectation that if it must foreclose on the property, there will be sufficient equity in the real estate collateral to insulate Iron Bridge from a capital loss. The Company relies on outside counsel to manage the foreclosure process. In some cases, it is possible that the Company will earn a greater return on non-performing loans due to the late fees and default interest rates that apply. If the final disposition value of a foreclosed property is less than the principal plus accrued interest due, then the amount of the short fall is booked against the Company’s loan loss reserve. See the “Iron Bridge Mortgage Fund 3Q17 Report” for additional details regarding non-performing assets.

Senior Secured Demand Notes Offering Summary	Page 6

What assurances do I have that I will not lose my money?

There can be no assurance that an investor will not lose some or all of their investment in the Company. However, the Company has established the following guidelines to minimize risk and maximize the preservation of capital: (a) All of the Company’s Portfolio Loans are secured by first lien deeds of trust on real property; (b) The Company does not lend more than 70% of the estimated after-repair value of the real estate collateral; (c) The Company seeks to maintain strong cash flow generation and conservative debt service coverage ratios, and; (d) the Senior Noteholders’ principal investments are further secured by all of the subordinate Junior Notes and equity interests.

How is Iron Bridge confident it will have the cash flow necessary to return my investment capital when I need it?

The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company, which can be used to pay back Senior Noteholders or to make new loans. For the nine months through September 30, 2017, Portfolio Loan payoffs ranged from $4.1 million to $9.3 million per month. In addition, Iron Bridge targets a line of credit utilization rate of 50-70% on its $25 million credit facility, which would provide approximately $7.5 to $12.5 million in line of credit borrowing capacity to meet investor withdrawal requests. If there is still not sufficient liquidity to meet the redemption request, Iron Bridge can elect to delay the return of Junior Noteholder or Senior Noteholder capital for up to 90 days.

What happens if all Senior Noteholders want their money back at the same time?

If the Company receives demands for payment from Senior Noteholders collectively holding more than thirty percent (30%) of the unpaid principal amounts of all outstanding Senior Notes, then the Company may elect to (i) extend the Maturity Date for all Senior Notes while the Company liquidates and winds up its Portfolio Loans to its borrowers, (ii) during any such extension period, make payments, or prepayments as applicable, to all Senior Noteholders in proportion to the relative principal amounts of all outstanding Senior Notes, not just the Senior Noteholders who have demanded payment, and (iii) give notice to the Senior Noteholders that the Company is electing to take these actions.

What secures the Senior Notes and is there a collateral agent to administer the security agreements?

Yes. The Senior Notes will be secured by all of the assets of the Company, including but not limited to bank accounts, Portfolio Loans, and personal property of the Company, whether tangible or intangible, either now owned or hereafter acquired (the “Collateral”) pursuant to the Security Agreement for the benefit of the Senior Noteholders between the Company and the law firm, Carr Butterfield, LLC, as Collateral Agent (the “Security Agreement”). The Company has limited fixed, tangible assets and its primary assets are Portfolio Loans.

Has Iron Bridge ever been in default with any of its creditors?

No. Since Company inception (April 1, 2009) all interest and principal payments to creditors of the Company have been made when due.

Have investors ever lost money in Iron Bridge or another investment sponsored by the Manager or its Principals?

No investor has ever lost money in Iron Bridge Mortgage Fund or in any other investment program sponsored by the Manager or its Principals.

How is the Manager compensated and do I pay a fee to the Manager?

Senior Noteholders do not pay any fees to Iron Bridge. The Manager earns compensation from two sources: (a) A loan servicing fee, equal to 3% of the principal value of the Portfolio Loans, and; (b) A performance fee equal to 50% of Company profits in excess of the 10% preferred return payable to equity investors.

Compensation to the Manager is paid from profits earned by the Company, and only after all accrued interest has been paid on Bank Borrowings, Senior Notes and Junior Notes.

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What ongoing financial reports will Iron Bridge provide Senior Noteholders?

Annual audited financials concerning the Company’s business affairs will be provided to Senior Noteholders. Each Senior Noteholder will receive a copy of the Company’s income statement, balance sheet and statement of cash flows prepared by an Independent Certified Public Accountant. The Company will also provide Senior Noteholders with (i) monthly interest statements related to their investment accounts, and (ii) quarterly financial reports, including portfolio metrics and unaudited financial statements. The Company’s books and records are maintained on the accrual basis for accounting purposes and for reporting income and losses for federal income tax purposes. In connection with this offering, the Company will also be required to file with the SEC annual, semiannual, and current event reports for at least the fiscal year in which this Offering Circular was qualified and for so long as offers and sales of Senior Notes are ongoing.

What accounting firm performs the annual financial audit of Iron Bridge and for how many years?

Armanino, the largest California-based CPA & consulting firm, completed the Company’s 2011 through 2016 financial audits. The 2017 financial audit will be prepared by Armanino and distributed to investors in March 2018. Armanino brings a deep industry expertise surrounding real estate and more specifically mortgage pools, providing the Iron Bridge with proactive counsel and tax services throughout the year. Copies of our 2009 through 2016 financial audits are available upon request.

What IRS tax forms will Iron Bridge provide Senior Noteholders?

Senior Noteholder’s will receive their respective IRS Form 1099-INT.

What investment returns can I expect if I choose to reinvest my monthly interest payments?

The Senior Notes pay investors a fixed 6% annualized rate of return. Senior Noteholders may elect to have their monthly interest distributions sent to them in the form of electronic ACH transfers or reinvested into additional principal (“Roll-Over Interest”). Senior Noteholders who elect Roll-Over Interest will benefit from monthly compounding, providing the Senior Noteholders an annualized yield of approximately 6.17%. Changes in principal value will be kept in the records of the Company and reported on the investor’s monthly investment history report.

Can I change my Roll-Over investment election?

Yes. A Senior Noteholder may change their distribution election with 30-day written notice to the Company.

Can I use my IRA money to invest in the Note Program?

Yes. Self-directed IRA investments are allowed. However, due to regulatory restrictions, the Company may not accept more than 25% of its investment capital from IRA accounts. IRA investors should inquire whether the Company is currently accepting IRA investments.

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Are there any restrictions on who can invest or how much an investor can invest in Senior Notes?

There is no restriction on the amount an accredited investor can invest in Senior Notes. However, Senior Noteholders may be limited to $1 million per month in redemptions. Investors that are not “accredited investors,” as defined for purposes of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) will not be permitted to purchase more than 10% of the greater of the investor’s annual income or net worth (for natural persons) or revenue or net assets (for entities).

An accredited investor is generally defined as an individual who has a net worth of at least $1,000,000, excluding the value of the investor’s primary residence, or has had an individual income in excess of $200,000 for each of the two most recent years, or a joint income with the investor’s spouse of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

Does Iron Bridge have to verify my status as an accredited investor prior to investing in Senior Notes?

No. Iron Bridge will ask prospective investors to make representations with respect to their status as an “accredited investor,” and with respect to their annual income or revenue, and net worth or net assets. Iron Bridge will not ask prospective investors for personal financial information and will not direct a third party to collect or evaluate the investors’ personal financial information.

What is the minimum investment?

The minimum investment in the Senior Notes is $50,000. However, the Manager has the discretion to allow investments of less than $50,000. Investors should inquire whether the Company is currently accepting investments of less than $50,000.

How do I make an investment in Senior Notes?

Investors who wish to purchase Senior Notes must complete and sign a Senior Note Subscription Agreement, the Senior Note Purchase Agreement and an investor suitability questionnaire. The subscription documents must be delivered to the Manager together with a check or wire transfer in an amount equal to the principal amount of the investment.

How do I add money to or withdraw money from my Senior Notes?

Senior Noteholders provide Iron Bridge with a deposit request form or a withdrawal request form. After verbal verification, Iron Bridge will initiate an ACH debit or credit to the Noteholder bank account. For security purposes, Iron Bridge will not send investor withdrawals to third party bank accounts.

Is my investment transferable to others?

No. Senior Notes are subject to restrictions on transferability and resale based on federal and state securities laws.

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MANAGEMENT

The Company is managed by its Manager, Iron Bridge Management Group, LLC, an entity owned by Gerard Stascausky and operated by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. The Managing Directors are responsible for and have complete control over the Company’s operations, lending policies and decisions with respect to the Portfolio Loans. The Manager was organized in May 2008. Gerard Stascausky and Sarah Gragg Stascausky are married to each other.

Name	Position	Age	Term of Office
Gerard Stascausky	Managing Director of Manager	47	May 2008
Sarah Stascausky	Managing Director of Manager	45	June 2008

Gerard Stascausky

Gerard Stascausky, co-founder of the Manager, has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching the Manager, he ran Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland metro market.

Mr. Stascausky has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching Iron Bridge Management Group, he managed Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland Metro market. Mr. Stascausky’s work experience also includes 15 years in the investment banking industry. In 1993, he joined Sutter Securities as an investment banking analyst, structuring municipal debt offerings. In 1996, he left to join the technology equity research department at Montgomery Securities, where he conducted securities research on the payment processing and networking equipment industries. With his background in technology research, he joined Credit Suisse First Boston in 1999 as one of the industry’s first Technology Specialist Equity Salesmen. Finally, in 2003, he was recruited to join Pacific Crest Securities, where he served as a senior equity salesman, research product manager and member of the management team before launching Iron Bridge Management Group in 2008.

Mr. Stascausky graduated with honors from the University of California, Davis in 1993. He earned a B.A. in Economics and minors in Psychology and Political Science. In 1996, he earned his Chartered Financial Analyst designation from the CFA Institute.

Sarah Gragg Stascausky

Sarah Gragg Stascausky, co-founder of Iron Bridge Management Group LLC, has been working in the real estate foreclosure and pre-foreclosure market since 2003 and currently provides financial, operational and strategic services to the Company. From 1995 through 2002, Mrs. Stascausky worked as an equity research analyst for Robertson Stephens LLP, conducting securities research on the retail industry, with specific focus on the home improvement sector. Mrs. Stascausky was responsible for company-specific research as well as analysis of regional and national retail and real estate industry trends.

Mrs. Stascausky graduated from the University of Oregon in 1994 with a major in Political Science and minor in Business Administration. She earned her Masters in Business Administration from the Stanford Graduate School of

Business in 2001.

Senior Secured Demand Notes Offering Summary	Page 10

PRO FORMA INTEREST COVERAGE, LOAN-TO-VALUE AND ASSET COVERAGE

Prior to issuing Senior Notes, the Company is providing the following example to help inform prospective investors as to what the cumulative interest coverage ratios, loan-to-value percentages and asset coverage ratios would have been for each investment program had the Company issued Senior Notes for the year ended December 31, 2016 and through the third quarter of 2017 (our most recently reported quarter). In this example, we assume the Company issued $5 million of Senior Notes for all of 2016 and through the first quarter of 2017 with an interest rate of 6%, and the amount of Junior Notes was decreased by $5 million in order to maintain an accurate representation of total private debt issued.

Based on this example, the pro forma cumulative interest coverage ratio of Senior Notes for the third quarter of 2017 would have been 8.2 times, and the pro forma cumulative interest coverage ratio of Senior Notes for the year ended December 31, 2016 would have been 10.9 times. This means that the Company generated over 8 times and over 10 times the income necessary during these periods to pay the pro forma interest expense related to Bank Borrowings (senior lien to Senior Noteholders) and Senior Notes combined.

Based on this example, the pro forma cumulative “as-is” loan-to-value of Senior Notes as of September 30, 2017 and December 31, 2016 would have been 25% and 19%, respectively. Similarly, the pro forma cumulative asset coverage ratios of Senior Notes as of September 30, 2017 and December 31, 2016 would have been 4.0 and 5.2 times, respectively.

For additional details regarding interest coverage, or “after-repair” and “as-is” loan-to-value analysis see the “Iron Bridge Mortgage Fund 3Q17 Report”.

The following table provides information as to the Company’s pro forma interest coverage ratios considering the Company’s two existing components of debt and the anticipated Senior Note offering for the periods shown.

IRON BRIDGE MORTGAGE FUND

Interest Coverage Ratios

	For the Three Months Ended September 30,		For the Year Ended December 31,
	2017	2017	2016	2016
	pro forma		pro forma
Interest income	$2,745,607	$2,745,607	$11,839,445	$11,839,445
Non-interest income	326,470	326,470	379,053	379,053

Total income	3,072,077	3,072,077	12,218,498	12,218,498
Interest expense – Bank Borrowings (1)	300,165	300,165	818,701	818,701
Interest expense – Senior Notes (2)	75,000	—	300,000	—
Interest expense – Junior Notes (3)	577,922	702,922	2,868,804	3,368,804

Total interest expense	$953,087	$1,003,087	$3,987,504	$4,187,504
Interest coverage ratios
Interest coverage—Bank Borrowings (1)	10.2 x	10.2 x	14.9 x	14.9 x
Cumulative interest coverage—Senior Notes (2)	8.2 x	—	10.9 x	—
Cumulative interest coverage—Junior Notes (3)	3.2 x	3.1 x	3.1 x	2.9 x
Average portfolio leverage, during period	72.3%	72.3%	72.3%	72.3%

Senior Secured Demand Notes Offering Summary	Page 11

The following table and chart provide the pro forma “as-is” loan-to-value and pro forma asset coverage ratios based on percentage completion for the two existing investment programs and the anticipated Senior Note offering at the dates indicated.

IRON BRIDGE MORTGAGE FUND

Loan-to-Value Based on “As-Is” Value

	As of or for the Three Months Ended September 30,		As of the Year Ended December 31,
	2017	2017	2016	2016
	pro forma		pro forma
Estimated value added through construction improvements
Estimated “after-repair” value	$131,406,500	$131,406,500	$112,109,500	$112,109,500
Real estate purchase price	64,537,331	64,537,331	56,984,773	56,984,773

Total estimated value added	66,869,169	$66,869,169	55,124,727	$55,124,727
Estimated percentage completion of capital improvements
Construction loan commitments	$24,592,350	$24,592,350	$26,801,914	$26,801,914
Undisbursed construction loan balance	8,828,847	8,828,847	9,240,006	9,240,006
Disbursed construction loan funds	15,763,503	15,763,503	17,561,908	17,561,908

Percentage completion	64%	64%	66%	66%
Real estate value added based on percentage completion	42,862,611	$42,862,611	36,120,382	$36,120,382
Real estate purchase price	64,537,331	64,537,331	56,984,773	56,984,773

Estimated “as-is” real estate value of loan portfolio	$107,399,943	$107,399,943	$93,105,155	$93,105,155
Estimated value of real estate owned (REO)	$3,827,675	$3,827,675	$2,925,184	$2,925,184

Estimated “as-is” real estate collateral	$111,227,618	$111,227,618	$96,030,339	$96,030,339
Capital structure and investment programs
Bank Borrowings, net	$22,886,287	$22,886,287	$13,412,871	$13,412,871
Senior Notes	5,000,000	—	5,000,000	—
Senior Notes, cumulative	27,886,287	—	18,412,871	—
Junior Notes	28,695,207	33,695,207	31,398,463	36,398,463
Junior Notes, cumulative	56,581,494	56,581,494	49,811,334	49,811,334
Equity	20,791,213	20,791,213	19,006,249	19,006,249
Equity, cumulative	77,372,707	77,372,707	68,817,583	68,817,583
Capital structure loan-to-value based on “as-is” valuation
Bank Borrowings	21%	21%	14%	14%
Senior Notes, cumulative	25%	—	19%	—
Junior Notes, cumulative	51%	51%	52%	52%
Equity, cumulative	70%	70%	72%	72%
Capital structure asset coverage based on “as-is” valuation
Bank Borrowings	4.9 x	4.9 x	7.2 x	7.2 x
Senior Notes, cumulative	4.0 x	—	5.2 x	—
Junior Notes, cumulative	2.0 x	2.0 x	1.9 x	1.9 x
Equity, cumulative	1.4 x	1.4 x	1.4 x	1.4 x

Senior Secured Demand Notes Offering Summary	Page 12

The following chart provides the same pro forma “as-is” loan-to-value and pro forma asset coverage ratios based on percentage completion for the two existing investment programs and the anticipated Senior Note offering as of September 30, 2017.

Senior Secured Demand Notes Offering Summary	Page 13